SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

 (Mark one)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2002, or

[ ]      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
         ACT OF 1934 for the transition period from          to
                                                   ----------  ----------.


                       Commission file number 000-22537-01


            NATIONAL PENN BANCSHARES, INC. CAPITAL ACCUMULATION PLAN
            --------------------------------------------------------
                            (Full title of the plan)


                         NATIONAL PENN BANCSHARES, INC.
                        Philadelphia and Reading Avenues
                                  P.O. Box 547
                          Boyertown, Pennsylvania 19512
                   -------------------------------------------
             (Name of issuer of the securities held pursuant to the
             plan and the address of its principal executive office)


     Notices and communications from the Securities and Exchange Commission relating to this Report should be forwarded to:

                        National Penn Bancshares, Inc.
                        Philadelphia and Reading Avenues
                        P.O. Box 547
                        Boyertown, Pennsylvania 19512

                            Attention: Gary L. Rhoads
                                       Chief Financial Officer

                           With copies to:

                           H. Anderson Ellsworth, Esquire
                           Peter C. Fridirici, Esquire
                           Ellsworth, Carlton, Mixell & Waldman, P.C.
                           1105 Berkshire Boulevard
                           Suite 320
                           Wyomissing, PA 19610

                         NATIONAL PENN BANCSHARES, INC.

                                    FORM 11-K

                                TABLE OF CONTENTS

                                                                       Page
                                                                       ----

         Report of Independent Certified Public Accountants               2

         Financial Statements

           Statements of Net Assets Available for Plan Benefits           3

           Statements of Changes in Net Assets Available for Plan
            Benefits                                                      4

           Notes to Financial Statements                                  5

         Report of Independent Certified Public Accountants on
          Supplemental Information                                       10

         Supplemental Information (1)

           Line 4i - Schedule of Assets Held for Investment
                            Purposes                                     11

           Line 4j - Schedule of Reportable (5%) Transactions            12

         Signatures                                                      13

         Exhibits                                                        14

------------------------
         (1) All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because there is no information to report.

               Report of Independent Certified Public Accountants
               --------------------------------------------------


Administrative Committee
National Penn Bancshares, Inc. Capital Accumulation Plan


         We have audited the accompanying statements of net assets available for plan benefits of the National Penn Bancshares, Inc. Capital Accumulation Plan (the Plan) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.




/s/ Grant Thornton LLP

Philadelphia, Pennsylvania
June 19, 2003

            NATIONAL PENN BANCSHARES, INC. CAPITAL ACCUMULATION PLAN

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS



                                                           December 31,
                                               ---------------------------------
                                                    2002               2001
             ASSETS                            --------------     --------------

Investments                                       $28,677,442        $26,794,910

Receivables                                               493          2,957,089

Cash and cash equivalents                               2,963                  -
                                               --------------     --------------
     Total assets                                  28,680,898         29,751,999
                                               --------------     --------------
             LIABILITIES

Other                                                   1,620          2,281,673
                                               --------------     --------------
     Total liabilities                                  1,620          2,281,673
                                               --------------     --------------
Net assets available for plan benefits            $28,679,278        $27,470,326
                                               ==============     ==============

The accompanying notes are an integral part of these statements.

            NATIONAL PENN BANCSHARES, INC. CAPITAL ACCUMULATION PLAN

         STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS


                                                                            Year ended December 31,
                                                                       ----------------------------------
                                                                            2002               2001
                                                                       --------------      --------------
Additions
     Additions to net assets attributed to
         Investment gain
         Net appreciation  in fair value of investments                     $ 494,086          $ 596,266
         Interest and dividend income                                         426,155            354,339
                                                                       --------------      --------------
               Total investment gain                                          920,241            950,605
                                                                       --------------      --------------
Contributions
         Employer                                                             850,510            772,276
         Participants                                                       2,146,439          2,082,010
                                                                       --------------      --------------
               Total contributions                                          2,996,949          2,854,286
                                                                       --------------      --------------
               Total additions                                              3,917,190          3,804,891
                                                                       --------------      --------------
Deductions
     Deductions from assets attributed to
         Benefits paid to participants                                     (2,698,875)          (902,281)
         Other                                                                 (9,363)            (1,350)
                                                                       --------------      --------------
               Total deductions                                            (2,708,238)          (903,631)
                                                                       --------------      --------------
               NET INCREASE                                                 1,208,952          2,901,260

Net assets available for plan benefits
     Beginning of year                                                     27,470,326         23,818,346
     Transfer from Bernville Bank, N.A. Employee Profit Sharing Plan               -             750,720
                                                                        -------------      --------------

     End of year                                                          $28,679,278        $27,470,326
                                                                       ==============      ==============

The accompanying notes are an integral part of these statements.

             NATIONAL PENN BANCSHARES, INC CAPITAL ACCUMULATION PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           December 31, 2002 and 2001


NOTE A - DESCRIPTION OF THE PLAN

    The following description of the National Penn Bancshares, Inc. Capital Accumulation Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     1. General
        -------
    The Plan is a defined contribution plan covering substantially all employees of National Penn Bancshares, Inc. and its direct and indirect subsidiaries with employees, National Penn Bank, Panasia Bank, N.A., Investors Trust Company, Penn Securities, Inc., Penn 1st Financial Services, Inc. and National Penn Leasing Company (collectively, the "Company"). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

    For the Plan year beginning January 1, 2002, the Plan was amended to: (a) permit participants to invest their elective contributions in shares of National Penn Bancshares, Inc. common stock and to liquidate investments in such stock derived from participant and employer contributions on the same basis that applies to all other investment funds held in the Plan; (b) eliminate the requirement to make employer matching contributions in National Penn Bancshares, Inc. common stock; (c) provide for eligibility on the first day of any calendar month after completing 90 days of employment; and (d) provide for monthly valuation of investment funds held in the Plan.

    2.  Contributions
        -------------
    Participants may make contributions of pretax compensation, as defined in the Plan, subject to applicable limits under the Internal Revenue Code. In addition, during 2001, these contributions were limited to 15% of pre-tax annual compensation. The Company makes a matching contribution to the Plan equal to 50% of a participant's salary reduction contribution up to 7% of compensation for the Plan year. Effective January 1, 2002, the matching contribution is made in cash and is invested based upon each participant's investment choice.

    3.  Participant Accounts
        --------------------
    Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings. Forfeitures of terminated participants' nonvested accounts are used to reduce the Company's contributions. At December 31, 2002 and 2001, forfeited nonvested amounts totaled approximately $27,000 and $20,000, respectively.

    4.  Vesting
        -------
    Participants are 100% vested in their accounts derived from salary reduction contributions. Vesting in accounts derived from Company contributions is based on years of service. Participants are vested at a rate of 25% for the first two years of service and 50% after the third year of service. A participant is 100% vested after three years of credited service.

                                   (Continued)

             NATIONAL PENN BANCSHARES, INC CAPITAL ACCUMULATION PLAN

                           December 31, 2002 and 2001

NOTE A - DESCRIPTION OF THE PLAN - Continued

    5.  Payment of Benefits
        --------------------

    On termination of service, benefits are payable in a lump sum equal to the value of the participant's account. For those participants previously covered by the Elverson National Bank 401(k) Profit Sharing Plan or the Bernville Bank, N.A. Employee's Profit Sharing Plan, benefits earned under these plans may be distributed in the form of a lump sum payment, periodic installments over a period not to exceed the life expectancy of the participant and his/her beneficiary or in one of several forms of an annuity. These special distribution options terminate on August 12, 2003.

    6.  Loans to Participants
        ---------------------

    The trustee may make loans from the Plan to participants in accordance with the Plan document. All loans to participants are considered earmarked investments of the borrowing participant and bear reasonable rates of interest. Participants may borrow up to 50% of their vested balance up to $50,000. All loans are to be repaid within five years unless the loan is used to acquire a principal residence, in which case the term may be longer.

    7.  Reclassifications
        -----------------

    Certain reclassifications to the 2001 statements have been made to conform to the 2002 presentation.

NOTE B - SUMMARY OF ACCOUNTING POLICIES

    A summary of the Plan's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

    1.  Use of Estimates
        ----------------

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

    2.  Cash and Cash Equivalents
        -------------------------

    The Plan considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

    3. Investment Valuation and Income Recognition
        -------------------------------------------

     The Plan's investments are stated at fair value except for loan receivables which are valued at cost which approximates fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Interests in common/collective trust funds are stated at estimated fair value as provided by the trustee. National Penn Bancshares, Inc. common stock is valued at its quoted market price.

                                  (Continued)

             NATIONAL PENN BANCSHARES, INC CAPITAL ACCUMULATION PLAN

                           December 31, 2002 and 2001


NOTE B - SUMMARY OF ACCOUNTING POLICIES - Continued

    The change in fair value of assets during the year is measured by the difference between the fair value at year-end and the fair value at the beginning of the year and is reflected in the statements of changes in net assets available for benefits as net appreciation in fair value of investments.

    The purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend basis.

    4.  Payment of Benefits
        -------------------

    Benefits are recorded when paid.

NOTE C - INVESTMENTS

    The following table presents the fair value of investments representing 5% or more of the Plan's net assets.



                            FAIR VALUE OF INVESTMENTS
                                                                                             December 31,
                                                                                       ----------------------------
                                                                                          2002               2001
       Investments at fair value as determined by quoted market price or net asset value:
          National Penn Bancshares, Inc. common stock                             $   11,788,346      $  10,207,628*
          Registered investment companies:
              The Income Fund of America                                               2,592,053          2,384,141
              Investment Company of America                                            3,036,642          3,477,267
              Other                                                                      952,089                 -
                                                                                     -----------         ----------
                                                                                      18,369,130         16,069,036

       Investments at estimated fair value:
          Common/collective trust funds:
              Investors Trust Company:
                 Diversified Managers Equity Fund                                      1,820,310          2,172,730
                 Income Fund                                                           1,958,020          2,488,363
                 Equity Fund                                                           2,004,264          2,424,007
                 Mid-Cap Equity Fund                                                   1,665,040          1,868,482
                 Other                                                                   901,704                -
          Participant loans                                                              431,513            384,870
          Short-term investments                                                       1,527,461          1,387,422
                                                                                     -----------         ----------
                                                                                      10,308,312         10,725,874
                                                                                     -----------         ----------

                                                                                  $   28,677,442      $  26,794,910
                                                                                     ===========         ==========

*  Non participant - directed

                                  (Continued)

             NATIONAL PENN BANCSHARES, INC CAPITAL ACCUMULATION PLAN

                           December 31, 2002 and 2001


NOTE C - INVESTMENTS - Continued

    On October 23, 2002, the Company's Board of Directors declared a 5% stock dividend to shareholders of record on December 6, 2002 and which was paid on December 27, 2002.

    On October 24, 2001, the Company's Board of Directors declared a 3% stock dividend to shareholders of record on December 11, 2001 which was paid on December 27, 2001.

    During 2002 and 2001, the Plan's investments (including realized and unrealized gains and (losses) appreciated in value as follows:


                                                                                     2002                 2001
                                                                                     ----                 ----
       Registered investment companies                                          $    (792,245)           (40,288)
       Common/collective trust funds                                               (1,034,527)          (535,531)
       National Penn Bancshares, Inc. common stock                                  2,320,858          1,172,085
                                                                                -------------          ----------
                                                                                $     494,086            596,266
                                                                                =============          ==========

NOTE D - NONPARTICIPANT-DIRECTED INVESTMENTS

    Information about the net assets and significant components of the changes in net assets relating to the nonparticipant-directed investments for the year ended December 31, 2001 is as follows:

                                                                                       2001
                                                                                       ----
       Net assets, National Penn Bancshares, Inc. common stock                  $  10,207,628


                                                                                Year Ended December 31,
                                                                                       2001
                                                                                       ----
       Changes in net assets:
          Contributions                                                         $     772,276
          Dividends                                                                   625,659
          Net appreciation                                                            812,545
          Benefits paid to participants                                              (187,271)
          Other                                                                      (214,123)
                                                                                -------------
                                                                                $   1,809,086
                                                                                =============


    As of January 1, 2002, the Plan was amended to allow participants to direct the investment of all funds.

NOTE E - RELATED PARTY TRANSACTIONS

      Certain Plan investments are interests in common/collective trust funds managed by Investors Trust Company. Investors Trust Company is the trustee as defined by the Plan document and therefore these transactions are party-in-interest transactions. The Plan pays no fees to Investors Trust Company for investment management or other services.

             NATIONAL PENN BANCSHARES, INC CAPITAL ACCUMULATION PLAN

                           December 31, 2002 and 2001


NOTE F - PLAN TERMINATION

    Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE G - INCOME TAX STATUS

    The Internal Revenue Service has determined and informed the Company by a letter dated May 14, 2003, that the Plan and related trust are designed in accordance with Section 401(a) of the Internal Revenue Code (the Code) and are therefore exempt from federal income taxes under the provisions of
    Section 501(a) of the Code.

NOTE H - PLAN MERGERS

    Effective February 25, 2003, National Penn Bancshares, Inc. acquired FirstService Bank. The Company anticipates merging the net assets of the FirstService Bank 401k Profit Sharing Plan into the Plan. These net assets have not been transferred to the Plan as of June 19, 2003.

    Effective January 3, 2001, National Penn Bancshares, Inc acquired Community Independent Bank, Inc., parent company of Bernville Bank, N.A. The net assets of the Bernville Bank, N.A. Employee's Profit Sharing Plan were merged into the Plan on June 25, 2001.

NOTE I - DISPOSITION OF SUBSIDIARY

    On February 10, 2003, the Company signed a definitive agreement to sell its subsidiary, Panasia Bank N.A. The completion of this transaction is subject to regulatory approval and other conditions within the agreement. Upon completion of this transaction, the employees of Panasia Bank N.A. become fully vested in their employer contributions without regard to length of service.

                            SUPPLEMENTAL INFORMATION

 Report of Independent Certified Public Accountants on Supplemental Information
-------------------------------------------------------------------------------



Administrative Committee
National Penn Bancshares, Inc. Capital Accumulation Plan


         Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and schedule of reportable (5%) transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




/s/ Grant Thornton LLP

Philadelphia, Pennsylvania
June 19, 2003


             NATIONAL PENN BANCSHARES, INC CAPITAL ACCUMULATION PLAN

                                 EIN 23-2215075
                                    Plan #001

            LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                December 31, 2002


                                                    (c) Description of investment
          (b) Identity of                           including maturity date,
          issuee, borrower,                         rate of interest, collaterized
  (a)     lessor or similar party                   par or maturity value                      (e) Current Value
 -----     -----------------------                   ---------------------                       -----------------

    *    National Penn Bank
             401(k) Money Market                     Money Market Fund                                $1,251,159

    *    National Penn Bank
           Cash Management                           Cash Account                                        276,302

    *    Investors Trust Company
           Fiduciary Reserve Fund                    Common/Collective Trust Fund                        901,704

    *    Investors Trust Company
           Income Fund                               Common/Collective Trust Fund                      1,958,020

    *    National Penn Bancshares, Inc.
           Common Stock                              Common Stock                                     11,788,346

         Artisan International Fund                  Open-Ended Mutual Fund                              204,376

         American Funds Investment Company
           of America Fund                           Open-Ended Mutual Fund                            3,036,642

         Vanguard 500 Index Fund                     Open-Ended Mutual Fund                              747,713

         American Funds Income Fund
           of America                                Open-Ended Mutual Fund                            2,592,053

    *    Investors Trust Company
           Diversified Managers Equity Fund          Common/Collective Trust Fund                      1,820,310

    *    Investors Trust Company
           Equity Fund                               Common/Collective Trust Fund                      2,004,264

    *    Investors Trust Company
           Mid-Cap Equity Fund                       Common/Collective Trust Fund                      1,665,040

    *    Participant loans at various
           rates of interest                         Various                                             431,513
                                                                                                     -----------
                                                                                                     $28,677,442
                                                                                                     ===========
*Party-in-interest



             NATIONAL PENN BANCSHARES, INC CAPITAL ACCUMULATION PLAN

                                 EIN 23-2215075
                                    Plan #001

               LINE 4j - SCHEDULE OF REPORTABLE (5%) TRANSACTIONS

                          Year ended December 31, 2002




                                                                          (f) Expense                (h) Current value
                                                                             incurred                    of asset on    (i) Net
(a)Identity of   (b) Description    (c) Purchase  (d) Selling  (e) Lease       with       (g) cost        transaction      gain or
party involved       of asset           price         price        rental   transaction   of asset        date             (loss)
------------------------------------------------------------------------------------------------------------------------------------

Category (iii) - series of security transactions.

National Penn    National Penn           $875,620     $------       $-----     $-----      $-----        $-----            $-----
Bancshares,      Bancshares, Inc
Inc              Common Stock
                 (purchased in 8
                 transactions)

National Penn    National Penn             $-----   $1,299,760      $-----     $-----      $607,971      $1,299,760        $691,789
Bancshares,      Bancshares, Inc.
Inc.             Common Stock
                 (sold in 2
                 transactions)



There were no category (i), (ii) or (iv) reportable transactions during 2002.

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized, in the Borough of Boyertown, Commonwealth of Pennsylvania, on this 27th day of June, 2003.

                                            NATIONAL PENN BANCSHARES, INC.
                                            CAPITAL ACCUMULATION PLAN

                                            By National Penn Bancshares, Inc.,
                                            as Plan Administrator


                                            By /s/Wayne R. Weidner
                                               ----------------------
                                               Wayne R. Weidner,
                                               President and Chief
                                               Executive Officer

                                  EXHIBIT INDEX

Exhibit No.
------------

      23    Consent of Grant Thornton LLP.

      99.1 Certification of Chairman, President and Chief Executive Officer of National Penn Bancshares, Inc. (and also as member of the Plan's Administrative Committee), pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (Furnished, not filed, pursuant to SEC Release No. 33-8212).

      99.2 Certification of Treasurer and Chief Financial Officer of National Penn Bancshares, Inc., pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (Furnished, not filed, pursuant to SEC Release No. 33-8212).